
16013539

UNITEDSTATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47891

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Capital Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18191 Von Karman Avenue, Suite 300
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rodney Ishioka (949) 270-9327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green Hasson & Janks LLP
(Name – *if individual, state last, first, middle name*)

10990 Wilshire Blvd., 16th Floor;	Los Angeles	CA	90024
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kevin A. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Capital Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GINA M. ADLER
Commission # 2110705
Notary Public - California
Los Angeles County
My Comm. Expires May 24, 2019

Signature

Chairman & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2015

Green
Hasson
Janks

GRIFFIN CAPITAL SECURITIES, LLC

FINANCIAL STATEMENT

YEAR ENDED DECEMBER 31, 2015

CONTENTS

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Griffin Capital Securities, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Griffin Capital Securities, LLC (the company) as of December 31, 2015, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to in the first paragraph presents fairly, in all material respects, the financial position of Griffin Capital Securities, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

February 25, 2016
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	2,652,906
Investment in Corporate Owned Life Insurance		4,030,334
Accounts Receivable		44,404
Due from Member		44,497
Prepaid Expenses and Other Assets		637,890
TOTAL CURRENT ASSETS		7,410,031
PROPERTY AND EQUIPMENT (Net)		72,804
TOTAL ASSETS	$	7,482,835

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accounts Payable and Other Liabilities	$	900,183
OTHER LIABILITY:		
Deferred Compensation		4,434,630
TOTAL LIABILITIES		5,334,813
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		2,148,022
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	7,482,835

The Accompanying Notes are an Integral Part of This Financial Statement

GRIFFIN CAPITAL SECURITIES, LLC

NOTES TO FINANCIAL STATEMENT
December 31, 2015

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF BUSINESS

Griffin Capital Securities, Inc. (together with any successor entities, the company) was incorporated in California on June 26, 1991 and on November 1, 2013 became a wholly owned subsidiary of Griffin Capital Corporation (Griffin). Through a series of transactions undertaken by Griffin in the latter half of 2015, Griffin Capital Securities, Inc. merged with and into Griffin Capital Securities, LLC, a Delaware limited liability company formed on September 28, 2015 for the sole purpose of carrying on the business of Griffin Capital Securities, Inc. following the merger. Griffin Capital Securities, LLC, the surviving company, is primarily engaged in the business of brokering securities. Griffin Capital, LLC is the sole member of the company and Griffin is the sole member of Griffin Capital, LLC.

On February 26, 2014, the company entered into a dealer manager agreement with Griffin American Healthcare REIT III, Inc. (GAHR III) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering and commenced providing services on this date. GAHR III concluded its offering during the first quarter of 2015 and terminated the dealer manager agreement in accordance with its terms.

On June 20, 2014, the company entered into a dealer manager agreement with Griffin Capital Essential Asset REIT II, Inc. (REIT II) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. REIT II's registration statement was declared effective by the Securities and Exchange Commission ("SEC") on July 31, 2014, at which time the company commenced providing services pursuant to the dealer manager agreement.

On June 30, 2014, the company entered into a wholesale marketing agreement with ALPS Distributors, Inc. (Distributor). Previously, on June 23, 2014, the Distributor entered into a distribution agreement with Griffin Institutional Access Real Estate Fund (GIREX), a publicly-registered closed-end interval fund. GIREX commenced operations on June 30, 2014.

On December 11, 2014, the company entered into a dealer manager agreement with Griffin-Benefit Street Partners BDC Corp., (BDC) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering. The company commenced providing services pursuant to the dealer manager agreement on January 20, 2015, upon the SEC declaring the registration statement effective.

On February 16, 2016, the company entered into a dealer manager agreement with Griffin American Healthcare REIT IV (GAHR IV) as the exclusive dealer manager in connection with the distribution of the shares of common stock pursuant to a public offering and commenced providing services on this date.

Griffin is the sponsor of Griffin Capital Essential Asset REIT, Inc. (REIT), REIT II, GAHR III, GIREX, BDC and GAHR IV.

The company operates under the provisions of Paragraph (K)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) MANAGEMENT'S USE OF ESTIMATES

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

(c) CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with an original maturity of three months or less to be cash and cash equivalents. The carrying value of cash and cash equivalents at December 31, 2015, approximates its fair value.

The company maintains its cash and cash equivalents in bank deposit and money market accounts, which, at times, may exceed federally insured limits. The company has not experienced any losses in such accounts. The company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(d) ACCOUNTS RECEIVABLE

Accounts receivable are recorded when accrued and represent claims against third parties that will be settled in cash. The carrying value of accounts receivable, net of the allowance for doubtful accounts, if any, represents their estimated net realizable value. The allowance for doubtful accounts, if any, is estimated based on historical collection trends, the age of outstanding accounts receivable and existing economic conditions. If events or changes in circumstances indicate that a specific accounts receivable balance may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past due receivable balances are written-off when internal collection efforts have been unsuccessful in collecting the amount due. The company did not record an allowance for doubtful accounts as of December 31, 2015.

(e) FAIR VALUE MEASUREMENTS

The company adopted Accounting Standard Codification (ASC) 820, *"Fair Value Accounting"*, for those assets (and liabilities) that are re-measured and reported at fair value at each reporting period.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets (or liabilities). Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset (or liability) and include situations where there is little, if any, market activity for the asset (or liability).

As of December 31, 2015, the company's assets and liabilities subject to the provisions of ASC 820 included cash and cash equivalents, investments in corporate owned life insurance, accounts receivable, accounts payable, deferred compensation and other liabilities, and the carrying amounts approximate fair value.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) PROPERTY AND EQUIPMENT

Property and equipment are stated at cost net of accumulated depreciation, which is provided by using the straight-line method over the estimated useful life of two to seven years.

(g) DEFERRED RENT

The company recognizes free rent periods and escalating rent provisions on a straight-line basis over the term of the lease. As of December 31, 2015, the deferred rent liability totaled $48,281, which is included in accounts payable and other liabilities.

(h) INCOME TAXES

The company is a limited liability company, with Griffin Capital, LLC as the sole member ("Member"). A single member limited liability company is considered to be a disregarded entity for Federal Income Tax purposes. Thus, the taxable income or loss of the company is reflected on the tax return of the Member. The company, however, is subject to Franchise Taxes and Limited Liability Company Fees.

In accordance with the accounting pronouncement, Accounting for Uncertainty in Income Taxes, the company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2012 and state examinations for the years before 2011.

(i) SUBSEQUENT EVENTS

The company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2015 for items that could potentially be recognized or disclosed in this financial statement. The evaluation was conducted through February 25, 2016, the date this financial statement was available to be issued.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Office Furniture	$ 98,509
Office and Computer Equipment	73,176
Leasehold Improvements	62,142
TOTAL	233,827
Less: Accumulated Depreciation	(161,023)
NET PROPERTY AND EQUIPMENT	$ 72,804

Depreciation expense for the year ended December 31, 2015 was $33,875.

NOTE 3 - RELATED PARTY TRANSACTIONS

The company has entered into a three year operating lease agreement with the Member for use of certain equipment at the Phoenix, Arizona office. The lease expires in August 2018. The company had entered into a similar operating lease with the Member for the use of certain equipment at the Irvine, California office, which expired in January 2015.

Effective September 1, 2013, the company entered into an operating lease agreement with American Healthcare Investors, LLC (AHI), the co-sponsor of GAHR III and GAHR IV, to sub-lease the use of office space in Irvine, California. The lease expires in August 2018.

The company is obligated under these related party operating leases as follows:

Year Ending December 31	Equipment	Office	Total
2016	$ 79,542	$ 155,513	$ 235,055
2017	79,542	160,181	239,723
2018	59,656	108,920	168,576
TOTAL	$ 218,740	$ 424,614	$ 643,354

For the year ended December 31, 2015, the total related party rent expense was $168,218.

During the year ended December 31, 2015, the company paid certain expenses on behalf of the Member. The amount due from member as of December 31, 2015 was $44,497, which amount was paid in February 2016. The company paid certain production expenses, on behalf of REIT II, GIREX and BDC, for due diligence related events, totaling $520,126. Griffin, on behalf of REIT II, GIREX and BDC reimbursed the company $500,000, as of December 31, 2015. As these are deemed fund related expenses, the Member will be reimbursed by the respective funds.

During the year ended December 31, 2015, the Member also provided the company with certain general and administrative services. Griffin does not require the company to provide compensation for these services.

NOTE 4 - DEFERRED COMPENSATION PLAN

(a) DEFERRED COMPENSATION LIABILITY

In 2014, the company began to offer a deferred compensation plan (the "Plan") to certain employees that earn commission compensation. The Plan allows for participants to defer up to a maximum of 50.0% of total commissions earned during a Plan year, unless the plan documents are amended accordingly. Distributions from the Plan will occur on the first day of the fifth anniversary of the year of deferral, or separation of service, death, disability or change in control of the company ("Payout Event"). These distributions will be paid within 90 days of the Payout Event.

NOTE 4 - DEFERRED COMPENSATION PLAN (continued)

(a) DEFERRED COMPENSATION LIABILITY (continued)

Pursuant to the Plan, the company will make an additional contribution upon the participant reaching a minimum contribution percentage of total commissions earned, which amount will be calculated and credited in the year subsequent to the plan year. The company's additional contribution will vest over a four year period, beginning on January 1 of the year the additional contribution is made, with no vesting in the first year, and one-third for each year thereafter, to the extent the participant remains in service during the vesting year. The company will accrue the additional contribution over the four year vesting period. The company contribution will be distributed on the fourth anniversary of the first day of the year for a given company contributions, and will be paid within 90 days of a Payout Event.

As of December 31, 2015, the company had incurred a cumulative deferred compensation liability of $4,434,630, including $3,480,906 of contributions during 2015. As commissions earned are paid in arrears, additional deferred compensation contributions of $20,444 were made on January 15, 2016, which apply to commissions earned and accrued in 2015. During 2015, the deferred compensation liability was reduced by distributions and fair value adjustments and increased by monthly company match accruals.

The company measures the deferred compensation liability at fair value. The company implemented accounting standards which define fair value for those assets and liabilities that are re-measured and reported at fair value at each reporting period. These standards establish a single authoritative definition of fair value, sets out a framework for measuring fair value based on inputs used, and requires additional disclosures about fair value measurements. These standards apply to fair value measurements already required or permitted by existing standards. The fair value of the deferred compensation liability is determined by Level 2 inputs, utilizing data points that are observable such as quoted prices, interest rates and yield curves.

Balance at January 1, 2015	$ 789,958
Contributions	3,480,906
Distributions	(40,594)
Fair Value Adjustment	(55,748)
Company Match	260,108
BALANCE AT DECEMBER 31, 2015	$ 4,434,630

(b) INVESTMENT IN CORPORATE OWNED LIFE INSURANCE

For purposes of matching the deferred compensation liability, the company secured corporate owned life insurance (COLI) contracts. The COLI contracts are associated with certain investment funds in which both the participant and the company may allocate deferred compensation and COLI premiums, respectively. The plan documents do not require the company to fund the liability until a Payout Event, as discussed above, occurs. The company, however, funded the deferred compensation liability in the amount of $4,237,169, into a COLI, in three installments during 2015.

NOTE 4 - DEFERRED COMPENSATION PLAN (continued)

(b) INVESTMENT IN CORPORATE OWNED LIFE INSURANCE (continued)

The insurance policies are recorded at their net cash surrender values, as reported by the issuing insurance companies. The valuation of these investments can fluctuate depending on changes in market interest rates and equity values. The net changes in market valuation and normal insurance expenses are reflected in the accompanying income statement. The net effect of these changes in 2015 resulted in an expense of $206,835. The investment in corporate owned insurance balance was $4,030,334 as of December 31, 2015.

NOTE 5 - EMPLOYEE BENEFIT PLAN

Employees of the company are eligible to participate in the Griffin Capital Corporation 401(k) plan, upon achieving certain requirements. Employees may elect to contribute up to 100% of their pre-tax annual compensation, as defined in the plan and subject to IRS imposed limitations. The company made a matching contribution of $238,666 for the year ended December 31, 2015.

Pursuant to the plan, the company will make employer matching contributions equal to 50% of the first 6% of elective contributions. If an employee leaves due to termination, the employee is entitled to the employer matching contributions, along with earnings, based on the following schedule:

Years of Vesting Services	Percent Vested
Less Than 2	0%
2 But Less Than 3	20%
3 But Less Than 4	40%
4 But Less Than 5	60%
5 But Less Than 6	80%
6 or More	100%

NOTE 6 - COMMITMENTS AND CONTINGENCIES

(a) LITIGATION

In the ordinary course of doing business, the company may become involved in various lawsuits. Some of these proceedings may result in judgments being assessed against the company which, from time to time, may have an impact on operating results. The company does not believe that these proceedings, individually or in the aggregate, are material to its business or financial condition.

NOTE 6 – COMMITMENTS AND CONTINGENCIES (continued)

(b) OPERATING LEASE

Effective May 1, 2015, the company entered into an operating lease for the use of office space in Phoenix, Arizona. The lease expires in August 2018.

The company is obligated under this third party operating lease as follows:

Year Ending December 31	
2016	$ 198,971
2017	203,442
2018	150,234
TOTAL	$ 552,647

NOTE 7 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital at all times and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the company had net capital of $1,073,184 and a ratio of aggregate indebtedness to net capital of 0.84 to 1.

NOTE 8 - FINANCIAL SUPPORT

The accompanying financial statement has been prepared assuming that the company will continue to receive financial support. Management has been able to obtain support in the past from its ultimate stockholder, and believes that it can continue to obtain additional capital investments to adequately fund future operations of the company.

GRIFFIN CAPITAL SECURITIES, LLC

SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

Green
Hasson
Janks

10990 Wilshire Boulevard
16th Floor
Los Angeles, CA 90024

310.873.1600 T
310.873.6600 F
www.greenhassonjanks.com

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION REQUIRED BY
RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Board of Directors of
Griffin Capital Securities, LLC

We have audited the statement of financial condition of Griffin Capital Securities, LLC as of December 31, 2015, and have issued our report thereon dated February 25, 2016, which contained an unmodified opinion on this financial statement. Our audit was performed for the purpose of forming an opinion on the financial statement as a whole. The supplementary information contained in Schedules I, II, III, and IV, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statement. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). In our opinion, the information in Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statement as a whole.

Green Hasson & Janks LLP

February 25, 2016
Los Angeles, California

GRIFFIN CAPITAL SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

NET CAPITAL:		
Total Member's Equity	$	2,148,022
Deductions:		
Non-allowable Assets		(755,191)
Haircut		(319,647)
NET CAPITAL	$	1,073,184
TOTAL INDEBTEDNESS:		
Accounts Payable and Other Liabilities		900,183
TOTAL INDEBTEDNESS	$	900,183
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required at 15:1 Ratio of Aggregate Indebtedness	$	60,012
Excess Net Capital	$	1,013,172
Excess Net Capital at 15:1 Ratio of Aggregate Indebtedness	$	1,013,172
Excess Net Capital at 10:1 Ratio of Aggregate Indebtedness	$	983,166
Ratio: Aggregate Indebtedness to Net Capital		0.84

See Independent Auditor's Report on Supplementary Information

GRIFFIN CAPITAL SECURITIES, LLC

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of December 31, 2015

Net Capital as Reported in the Company's Focus Report Part II	$	1,073,184
Net Capital Per Schedule I		1,073,184
DIFFERENCE	$	-

See Independent Auditor's Report on Supplementary Information

GRIFFIN CAPITAL SECURITIES, LLC

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Exemption is claimed under Section (K)(2)(i) of Rule 15c3-3.

Green
Hasson
Janks

Accountants and Business Advisors
10990 Wilshire Boulevard, 16th Floor
Los Angeles, CA 90024
310.873.1600
www.greenhassonjanks.com